# GLMX TECHNOLOGIES, LLC
A Delaware Limited Liability Company

## LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") is made effective as of _May 31_, 2017 by the party listed on the signature page hereof (the "Member").

## RECITALS

A.    The Member has created a limited liability company, to be called GLMX Technologies, LLC (the "Company"), under and pursuant to the Delaware Limited Liability Company Act codified at Del. Code Ann. tit. 6, §§18-101 to 18-1107 (the "Act"), for the purpose of investing, reinvesting and managing the assets of the Company and engaging in other business activities authorized under the Act.

B.    The rights, powers, duties and obligations of the Member, and the management, operations and activities of the Company, shall be governed by this Agreement.

## TERMS OF AGREEMENT

In furtherance of the foregoing Recitals, the Member declares as follows:

## ARTICLE 1
## ORGANIZATION

Section 1.1    Formation: Name.  The Member has executed this Agreement for the purpose of establishing and governing the Company.  The name of the Company shall be "GLMX Technologies, LLC."

Section 1.2    Certificate of Formation: Foreign Qualification.  On _May 31_, 2017, Glenn Havlicek, as the authorized representative of the Company, formed the Company by executing and delivering a Certificate of Formation to the Secretary of State of the State of Delaware in accordance with and pursuant to the Act.  Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, the Manager shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.  The Manager shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

Section 1.3    No State Law Partnership: Liability to Third Parties.  The Member intends that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, if applicable, for any purposes other than federal and state tax purposes, and that this

Agreement not be construed to suggest otherwise. Except as otherwise required by law, no Member or Manager shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

Section 1.4    Principal Place of Business.  The principal place of business of the Company shall be located at 147 West 26th Street, 5th Floor, New York, NY 10001, or at such other address as shall be designated from time to time by the Member.

Section 1.5    Names and Addresses of the Member and the Manager.  The name and address of the Member is set forth on Exhibit A. The name and address of the Manager is set forth on Exhibit B.  A Member or Manager may change its address upon notice thereof to the Company.

## ARTICLE 2
## PURPOSES AND POWERS, REGISTERED OFFICE AND REGISTERED AGENT, AND TERM OF COMPANY

Section 2.1    Purposes and Powers.  The Company has been formed for the purpose of (a) providing to Global Liquid Markets, LLC, a Delaware limited liability company ("GLM"), broker-dealer services, and (b) conducting any business that may lawfully be conducted by a limited liability company formed under the Act.  The Company shall have all of the powers granted to a limited liability company under the laws of the State of Delaware.

Section 2.2    Registered Agent.  The registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company, whose address is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Section 2.3    Term.  The term of the Company shall commence on the date the Certificate of Formation of the Company is filed with the Delaware Secretary of State and shall continue until dissolved or terminated pursuant to law or the provisions of this Agreement.

## ARTICLE 3
## CAPITAL CONTRIBUTIONS

Section 3.1    Member's Contributions.  Contemporaneously with the execution of this Agreement or prior thereto, the Member shall make or has made an initial contribution to the capital as reflected on Exhibit A.  Additional contributions to capital to the Company shall be made from time to time in such amounts as may be determined by the Manager, and the Manager shall amend Exhibit A to reflect the additional contributions to capital by the Member.

Section 3.2    Return of Contributions.  The Member shall be entitled to the return of its contributions to capital of the Company upon the terms and conditions contained in this Agreement.  No interest shall be due or payable on either the Member's capital account or its capital contribution.  Any unreturned capital contribution shall not be a liability of the Company.

# ARTICLE 4
# MANAGEMENT AND CONTROL OF THE COMPANY

Section 4.1 <u>Management of the Company by Manager</u>. Subject to the provisions of Section 4.5(b) of this Agreement relating to actions to be approved by the Member, the business, property and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Manager.

Section 4.2 <u>Member not an Agent of the Company</u>. Pursuant to Section 4.1, the management of the Company is vested in the Manager. The Member shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Certificate of Formation and except as expressly required by the Act. The Member, acting solely in the capacity of the Member, is not an agent of the Company nor does the Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 4.3 <u>Election of Manager</u>.

(a) <u>Number, Term, and Qualifications</u>. The number of Managers of the Company shall be fixed at one (1). The initial Manager shall be Glenn Havlicek. The Manager shall serve until the earlier of (i) the removal of such Manager in accordance with this Agreement, (ii) such Manager's resignation, or (iii) such Manager's death or dissolution. A Manager may, but need not be, the Member.

(b) <u>Removal</u>. The Manager may be removed at any time, with or without cause, by the written consent of the Member delivered to the Company and the Manager.

(c) <u>Resignation</u>. The Manager may resign at any time by giving written notice to the Member. The resignation of the Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective.

(d) <u>Vacancies</u>. Any vacancy occurring for any reason in the position of Manager shall be filled by the Member.

Section 4.4 <u>Meetings of Manager</u>. Nothing in this Agreement is intended to require a Manager to hold meetings of the Manager with or without the attendance of the Member. It is the intent of the Member that meetings of or with the Manager are not required.

Section 4.5 <u>Powers of Manager</u>.

(a) <u>Powers of the Manager</u>. Without limiting the generality of Section 4.1, but subject to Section 4.5(b), the Manager shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Act and the right, power and authority from time to time to do the following:

(i)        To cause to be paid all amounts due and payable by the Company to any person or entity,

(iii)        To establish and maintain one or more bank accounts or other financial accounts in the name of the Company;

(iv)        To employ such agents, employees, Managers, accountants, attorneys, consultants and other persons necessary or appropriate to carry out the business and affairs of the Company, and to pay to such persons such fees, expenses, salaries, wages and other compensation as he shall in his sole discretion determine;

(v)        To pay, extend, renew, modify, adjust, subject to arbitration, prosecute, defend or compromise, upon such terms as he may determine and upon such evidence as he may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(vi)        To pay any and all fees and to make any and all expenditures which he deems necessary or appropriate in connection with the organization of the Company, the management of the affairs of the Company and the carrying out of his obligations and responsibilities under this Agreement;

(vii)        To the extent that funds of the Company are, in the Manager's judgment, not immediately required for the conduct of the Company's business, temporarily to deposit the excess funds in such bank account or accounts, or invest such funds in such interest-bearing taxable or nontaxable investments, as the Manager shall deem appropriate;

(viii)        To acquire, prosecute, maintain, protect and defend or cause to be protected and defended all patents, patent rights, trade names, trademarks, copyrights and service marks, all applications with respect thereto and all proprietary information which may be held by the Company;

(ix)        To enter into, execute, acknowledge and deliver any and all contracts, agreements or other instruments necessary or appropriate to carry on the business of the Company as set forth herein;

(x)        To cause to be paid any and all taxes, charges and assessments that may be levied, assessed or imposed upon any of the assets of the Company, unless the same are contested by the Company;

(xi)        To make all elections and decisions of a tax and accounting nature required or permitted on behalf of the Company;

(xii)        To enter into, execute, acknowledge and deliver any and all documents or other instruments necessary or appropriate to make an application and otherwise obtain a broker-dealer license for the Company.

(b)     Limitations on Power of Manager. Notwithstanding any other provisions of this Agreement, the Manager shall not have any authority hereunder to cause the Company to engage in the following transactions without first obtaining the written consent of the Member:

(i)     The sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period;

(ii)     The merger or consolidation of the Company;

(iii)     Effecting a liquidation, dissolution or winding up of the Company;

(iv)     Borrowing money in the name and on behalf of the Company, and securing any such loans by a mortgage, pledge or other encumbrance upon any assets of the Company; and

(v)     Any amendment of the Certificate of Formation of the Company or this Agreement.

Section 4.6     Performance of Duties; Liability of Manager; Fiduciary Standard. The Manager shall not be liable to the Company or to the Member for any loss or damage sustained by the Company or the Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. The Manager shall perform its Managerial duties in good faith, in a manner it reasonably believes to be in the best interests of the Company and the Member, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. Provided the Manager performs the duties of Manager in compliance with this Section 4.6, the Manager shall not have any liability by reason of being or having been a Manager of the Company.

Section 4.7     Devotion of Time. The Manager is not obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as it deems appropriate for the operation of the Company.

Section 4.8     Officers. The Manager may appoint officers of the Company with such duties as may be determined by the Manager. Any number of offices may be held by the same person. The Manager may appoint such other officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Manager. The officers of the Company shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Manager may be removed at any time, with or without cause, by the Manager. Any vacancy occurring in any office of the Company shall be filled by the Manager.

Section 4.9     Limited Liability. The Manager shall not be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being the Manager.

## ARTICLE 5
## PROFITS AND LOSSES; DISTRIBUTIONS; ACCOUNTING MATTERS

Section 5.1    Allocation of Profits and Losses.    All income, gain, loss, deductions and credits of the Company shall be allocated to the Member.

Section 5.2    Distributions.    Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to make distributions to the Member.   No such distributions shall be made to the Member to the extent that the Manager determines, in its sole discretion, that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company.

Section 5.3    Books, Fiscal Year.

(a)    The books of the Company shall be kept on the accrual basis and in accordance with generally accepted accounting principles consistently applied.   The Manager shall keep accurate and detailed accounts of all investments, receipts, disbursements and other transactions and proceedings under this Agreement, and all such accounts and other records relating thereto shall be open to inspection and audit at all reasonable times by the Member.   To the extent necessary or appropriate the financial statements shall be audited by a independent public accounting firm.

(b)    The fiscal year of the Company shall be the calendar year.

Section 5.4    Tax Returns.    The Manager shall cause to be prepared and filed all necessary federal and state tax returns for the Company. The Company shall send or cause to be sent to the Member within ninety (90) days after the end of each taxable year such information as is necessary to complete the Member's federal and state income tax or information returns.

## ARTICLE 6
## INDEMNIFICATION

Section 6.1    Indemnification of Member and Manager.    The Company agrees to indemnify the Member and Manager to the fullest extent permitted by law, and to save and hold the Member and Manager harmless from, and in respect of, all of the following: (1) fees, costs and expenses incurred in connection with or resulting from any claim, action or demand against the Member, Manager or the Company that arise out of or in any way relate to the Company, its properties, business or affairs, and (2) such claims, actions and demands, and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand, provided; however, that this indemnification shall apply only so long as the Member or Manager, as the case may be, has acted in good faith on behalf of the Company, in a manner reasonably believed by the Member or Manager to be within the scope of authority of the Member or Manager under this Agreement and in the best interests of the Company, and only if such action or failure to act did not constitute willful misconduct, fraud or gross negligence. Expenses, including attorneys' fees, incurred by the Member or Manager in defending any proceeding referred to in this Section 6.1, shall be paid by the Company, in advance of the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of the Member or Manager to repay such amount, if it shall ultimately be determined that such Member or Manager is not entitled to be indemnified by the Company as authorized in this Section 6.1.

Section 6.2    Insurance.  The Company may, to the extent commercially reasonable (as determined by the Manager), purchase and maintain insurance on behalf of any person who is or was an agent of the Company against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as an agent, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Section 6.1 or under applicable law.


**ARTICLE 7**
**DISSOLUTION, LIQUIDATION AND TERMINATION**
**OF THE COMPANY**


Section 7.1    Dissolution.  The Company shall be dissolved and its affairs wound up on the first to occur of the following:

    (a)    the written election of the Member to dissolve; or

    (b)    an entry of a decree of judicial dissolution of the Company.

Section 7.2    Liquidation and Termination.  On dissolution of the Company, the Manager shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act.  The costs of liquidation shall be borne as a Company expense.  Until final distribution, the Manager shall continue to manage the Company assets with all of the power and authority of the Manager.  A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Manager to minimize any losses resulting from liquidation.  The Manager, as promptly as possible after dissolution, shall apply the proceeds of liquidation as set forth in the remaining sections of this Article 7.

Section 7.3    Payment of Debts.  The assets shall first be applied to the payment of the liabilities of the Company and the expenses of liquidation.

Section 7.4    Remaining Distribution.  The remaining assets shall then be distributed to the Member.

Section 7.5    Reserve.  Notwithstanding the foregoing provisions, the Manager may retain such amount as it deems necessary as a reserve for any contingent liabilities or obligations of the Company, which reserve, after the passage of a reasonable period of time, shall be distributed pursuant to the provisions of this Article 7.

Section 7.6    Final Accounting.  The Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of the complete liquidation.  Upon the compliance by the Manager with the foregoing distribution plan, the Manager shall execute (or cause to be executed) and cause to be filed a Certificate of Cancellation and any and all other documents necessary with respect to termination and cancellation of the Company under the Act.

## ARTICLE 8
## AMENDMENTS

This Agreement may be amended only by action of the Manager, with the written consent of the Member.

## ARTICLE 9
## MISCELLANEOUS

Section 9.1    <u>Governing Law</u>.  The Company and this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 9.2    <u>Titles and Captions</u>.  All titles and captions are for convenience only, do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provisions of this Agreement.

Section 9.3    <u>Pronouns</u>.  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons may require.

[Signature Page Follows]

IN WITNESS WHEREOF, the Member has caused this Agreement to be executed and delivered by its duly-authorized representative as of the day and year first above written.

**MEMBER:**

**Global Liquid Markets, LLC**



By: _____
Name:  Glenn Havlicek
Title:  Chief Executive Officer

## EXHIBIT A

### NAME, ADDRESS AND CAPITAL CONTRIBUTIONS OF THE MEMBER
### AS OF _May 31_, 2017

| Member's Name | Member's Address | Percentage Interest | Capital Contributions |
|---|---|---|---|
| Global Liquid Markets, LLC | 168 Webster Street Palo Alto, CA 94301 | 100% | $100 |

## EXHIBIT B

### NAMES AND ADDRESS OF MANAGER
### AS OF _May 31_, 2017

| Manager | Address |
|---|---|
| Glenn Havlicek | 168 Webster Street Palo Alto, CA 94301 |